UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of	August 2005

Commission File Number	0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☒   Form 40 F ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2005-23 August 8, 2005

DESCRIPTION:

Queenstake Announces Second Quarter Results Conference Call and Appoints Vice President, Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date	August 9, 2005	By	“Dorian L. Nicol”“ (signed)
(Signature)

Dorian L. Nicol, President & CEO

NEWS RELEASE

News Release 2005-23	August 8, 2005
TSX: QRL, AMEX: QEE-Queenstake Resources Ltd.
SEC file number: 0-24096’

QUEENSTAKE ANNOUNCES SECOND QUARTER RESULTS CONFERENCE CALL AND APPOINTS VICE PRESIDENT, INVESTOR RELATIONS

Denver, Colorado – August 8, 2005 – Queenstake Resources Ltd. (TSX: QRL; AMEX:QEE) will announce its second quarter 2005 results on Thursday, August 11, 2005, and will hold a conference call hosted by President and Chief Executive Officer Dorian (Dusty) Nicol to review the quarter highlights at 1:00 p.m. Eastern Daylight Time that day.

The conference call may be accessed by telephone:

United States and Canada (Toll-Free): 1-800-683-1575

International (Toll): 1-973-935-2405

The conference call may also be accessed via the Queenstake web site at www.queenstake.com, under the Audio Webcast Link on the homepage.

A replay of this call will be available for a limited time on the Queenstake web site or by calling:

United States and Canada (Toll Free): 1-877-519-4471

International (Toll): 1-973-341-3080

Replay Pin Number: 6364091

NEW INVESTOR RELATIONS CONTACT

The Company also announced that Wendy Yang was named Vice President of Investor Relations, effective today. Wendy was most recently Director of Investor Relations for the past five years for Newmont Mining Corporation, the world’s largest gold producer.

Wendy has 18 years of mining industry experience in positions of increasing responsibility in investor relations and corporate communications, including service at Stillwater Mining, Golden Star Resources, Santa Fe Pacific Gold and AMAX. Wendy was instrumental in directing the investor relations program during the successful three-way merger of Newmont, Normandy Mining of Australia and Franco-Nevada of Canada.  She is a member of the Board of Directors for the Denver Gold Group, a gold industry trade group, which organizes the world’s leading gold investment forum in Denver annually. She has a Master’s of Business Administration degree from Colorado State University and a Bachelor of Arts degree from the University of Oregon.

President and Chief Executive Officer Dorian (Dusty) Nicol said, “We are excited to have Wendy join our management team as Queenstake strives to deliver consistent positive operating and financial results. She has a proven track record in investor relations and in communications that will expand Queenstake’s presence in the marketplace.”

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the highly prospective 100-square mile Jerritt Canyon District in Nevada, which was acquired in June 2003.  Jerritt Canyon’s underground operations are among the best in the industry in terms of safe performance and productivity in tons mined per manhour and cost per ton mined. Jerritt Canyon has produced more than seven million ounces of gold since 1981.

For further information call:

Wendy Yang, 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.